UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2021

Commission File Number:  000-51848

Avricore Health Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

3500 – 1055 Dunsmuir Street PO Box 49114 Vancouver BC V7X1H7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes ☐ No ☒

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description	Date filed on SEDAR
99.1	News Release, Avricore’s Healthtab Expands North with Oak Medical Arts, December 3, 2020	January 28, 2021
99.2	News Release, Avricore Health Announces Board of Directors Change, New Advisor, December 10, 2020	January 28, 2021
99.3	News Release, Avricore health Successfully integrates ID NOWTM Rapid PCR Test Device, Offering Real-Time Covid 19 Reporting Direct from Instrument for First Time, December 14, 2020	January 28, 2021
99.4	News Release, Avricore Health Completes $1.5 Million Financing, January 26, 2021	January 26, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 28, 2021	AVRICORE HEALTH INC.

By: /s/ Kiki Smith
Kiki Smith
Chief Financial Officer